China Carbon Graphite Group, Inc.
787 Xicheng Wai
Chengguantown, Xinghe County
Inner Mongolia, China

January 7, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:   Lyn Shenk, Branch Chief

Re:          China Carbon Graphite Group, Inc.
File No. 333-114565
Form 10-KSB for the fiscal year ended December 31, 2007

Ladies and Gentlemen:

We are writing in response to the comment raised by the staff of the Commission with respect to the Form 10-KSB for the year ended December 31, 2007 filed by China Carbon Graphite Group, Inc. (the “Company”)

1.
By virtue of your reverse acquisition with Talent International Investment Limited (“Talent”) consummated on December 17, 2007, the historical financial statements presented are those of Talent as consolidated with its wholly owned subsidiary Xinghe Yongle Carbon Co., Ltd. (“Yongle”).  As indicated in the respective agreements between Yongle and Xinghe Xingyong Carbon Co., Ltd. (“Xingyong”) were consummated on December 14, 2007.  In connection with these contractual arrangements, you have determined that Xingyong is a variable interest entity of which Yongle is the primary beneficiary pursuant to FIN 46R.  Accordingly, Xingyong would be consolidated with Yongle pursuant to FIN 46R.  Given that the relationship between Yongle and Xingyong did not exist prior to December 14, 2007, it appears that consolidation of Xingyong into your financial statements prior to this date may not be appropriate.  Therefore, please explain in detail to us why you believe it is appropriate under generally accepted accounting principles to consolidate Xingyong for all of the periods presented in your filing.

Response

On December 17, 2007, China Carbon Graphite Group, Inc., a Nevada corporation then known as Achievers Magazine, Inc. (the “Company”), completed a share exchange agreement with Sincere Investment (PTC), Ltd., a British Virgin Island corporation which was and is the sole stockholder of Talent International Investment Limited, a British Virgin Island corporation which was and is the sole stockholder of Yongle, a company organized under the laws of the PRC.  The Company was, at that time, a shell corporation.  As a result of the share exchange, the Company’s business became the business of Yongle.  Yongle, as noted in the comment from the staff, is party to a series of contracts with Xingyong, and as result of those contracts, the financial statements of Xingyong are consolidated with those of the Company.  Thus, the Company’s financial statements from and after December 17, 2007, include the consolidated financial statements of Xingyong pursuant to FIN 46R.

Under reverse takeover accounting, the comparative historical financial statements of the Company, as the legal acquirer, are those of the accounting acquirer, Talent. Since Talent and Yongle did not have any business activities, the Company’s financial statements prior to the closing on the reverse acquisition, reflect the only business of Xingyong.  See the third paragraph of Note 2 to the Company’s consolidated financial statements for the year ended December 31, 2007.  As a result of the

Securities and Exchange Commission
January 7, 2009

contractual relationship between Xingyong and Yongle, the business of Yongle is the business of Xingyong, which in consolidated with the Company from and after the acquisition date.  Since Xingyong is the only member of the consolidated group to have had operations prior to the acquisition date of December 17, 2007, the consolidated financial statements for all periods prior to December 17, 2007 reflect only the results of operations and cash flows of Xingyong.  The Company believes that this accounting treatment is proper and consistent with reverse takeover accounting.

If you have any further questions, please contact us.

Very truly yours,

/s/ Ting Chen
Ting Chen, Chief Financial Officer

cc:  Asher S. Levitsky PC